ATEL
Financial Services, LLC

February 28, 2007




Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn:  Ryan Rohn, Staff Accountant
       Mail Stop 7010

Re:      ATEL Capital Equipment Fund V, LP
         Form 8-K Item 4.01
         Filed February 9, 2007
         File # 000-23842
         ATEL Capital Equipment Fund VI, LP
         Form 8-K Item 4.01
         Filed February 9, 2007
         File # 000-28368
         ATEL Capital Equipment Fund VII, LP
         Form 8-K Item 4.01
         Filed February 9, 2007
         File # 000-24175
         ATEL Capital Equipment Fund VIII, LLC
         Form 8-K Item 4.01
         Filed February 9, 2007
         File # 000-33103


Dear Mr. Rohn:

In response to the Staff's February 16, 2006 letter to Mr. Paritosh K. Choksi, our Executive Vice President, Chief Financial Officer and Chief Operating Officer, and our follow-up conversation that afternoon, I am pleased to provide the following in response to the issues raised. With reference to the aforementioned letter, responses will be enumerated by the same number as indicated in the February 16 letter.

     1. Amended Item 4.01 8-K's will be filed once the above referenced Funds' 2005 Form 10-Ks for the year ended December 31, 2005 are filed and Ernst & Young is effectively no longer the principal accountant for those registrants.

     2.   We have filed  amended  8-Ks to reflect  references  to years 2003 and
          2004,   and,  as  noted  above,   a  further   report  will  make  the




 600 California Street, 6th Floor, San Francisco, CA 94108  Main 415.989.8800
                      Facsimile 415.989.3796  www.atel.com
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          representations  regarding  2004 and 2005 once the Forms  10-K for the year ended December 31, 2005 are filed and Ernst & Young is no longer the principal accountant for the Funds.

     3. We do not currently have an anticipated date for filing the above referenced Funds' 2006 delinquent filings, but we continue to focus our efforts to bring the Funds' statutory filings current as soon as possible.

     4. No additional material weaknesses in internal control have been identified since June 30, 2005.

     5.   As noted above, no additional weaknesses were identified.

     6. We are concurrently filing an updated Exhibit 16 letter from Ernst & Young regarding the statements made in each of our revised Forms 8-K.


We further note that we acknowledge that:

     o we are responsible for the adequacy and accuracy of the disclosures in the filings;
     o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and
     o that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws off the United States.

Should you have any further questions please feel free to contact the undersigned at our corporate offices in San Francisco.

Very truly yours,

/s/ SAMUEL SCHUSSLER

Samuel Schussler
Chief Accounting Officer
ATEL Financial Services LLC
600 California Street, 6th Floor
San Francisco California 94108
415-616-3404